SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: November 9, 2004	By:	/s/ Nancy C. Gardner

>

REUTERS GROUP PLC – THIRD QUARTER REVENUE STATEMENT
for the three months to 30 September 2004

19 October 2004

         REUTERS Q3 REVENUE STATEMENT

London     — This statement refers to Reuters core revenues only. Instinet Group, the electronic brokerage in which Reuters has a 62% stake, will report its third quarter results on 26 October, after which Reuters will publish a consolidated Group revenue statement including a US to UK GAAP reconciliation for Instinet Group revenues.

Financial highlights

o     Q3 revenue of(£)570 million (2003:(£)658 million), down 5% on an underlying basis (13% on an actual basis)
o     Q3 recurring revenue of(£)528 million (2003:(£)609 million), down 4.4% on an underlying basis, ahead of Reuters forecast underlying decline of around 5%

Business highlights

o     Q3 gross sales* outpaced cancellations for the first time since Q1 2001
o     New product line-up continues to take shape–Xtrafamily users top 100,000; Trader users almost double this quarter to close to 3,000; over 7,500 users of Reuters      Knowledge
o     For the first time, legacy 2000/3000 series access losses offset by growth in new products

Guidance

o     Full year underlying recurring revenue expected to decline by close to 5.5%, implying a Q4 decline of around 3%
o     Recent trend of gradual improvement expected to continue into 2005.

Tom Glocer, Reuters Group Chief Executive, said: “Reuters made good progress towards recovery this quarter. Despite uncertain market conditions, gross sales* outpaced cancellations during the quarter for the first time since Q1 2001. More and more customers are seeing Reuters at our best as they migrate from old to new products, and this is reflected in rising sales and customer satisfaction levels.”

Notes to Analysts

* There is an important timing difference between subscription sales and subscription (recurring) revenue. Reuters recognises a sale on receipt of a signed order from a customer. Revenue is recorded when a sold product is installed, a process which typically takes between one and three months.

Reuters reports performance for four customer segments: Sales & Trading; Research & Asset Management; Enterprise; Media. Background information and financial data on these segments can be found at http://www.about.reuters.com, with financial data now updated to include Q3 revenues and accesses.

Underlying percentage change excludes acquisitions and disposals since 1 January 2003 and is stated at constant exchange rates.

This release includes certain non GAAP figures which are performance measures used to manage the business. Reconciliations to equivalent UK GAAP figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

Revenue review

Reuters revenue for the three months to 30 September 2004 was £570 million, a decrease of 13% compared to the same period in 2003. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, the decline was 5%, with six percentage points of the difference between actual and underlying declines being caused by exchange rate movements.

Recurring revenue, which represented 93% of Reuters revenue for the three months to 30 September 2004, was £528 million, a decline of 4.4% on an underlying basis. This was ahead of Reuters forecast underlying decline of around 5% because of lower cancellations and a better than expected installation rate.

Sales & Trading segment

Revenue from Sales & Trading was £285 million, 50% of total revenue for the quarter, down 12% compared to the same period last year (6% on an underlying basis).

The key performance driver in this segment continues to be migration of customers from legacy to new products. With the release of a new version of Reuters Trader in Europe in early September, customers now have two viable migration options – to upgrade to the Reuters Xtra family or to move across to the Reuters Trader family. Early indications are that migration is proceeding well. Access numbers for new Reuters Trader products almost doubled during the quarter to close to 3,000 and Reuters flagship product family, Reuters Xtra, now has over 100,000 users. For the first time, legacy 2000/3000 series access losses this quarter were fully offset by growth in new products.

Reuters Treasury business continued to perform strongly despite a summer slowdown in FX market volumes, with the Reuters Dealing population holding steady at around 18,000 positions. This quarter has seen the launch of several significant new initiatives to address areas of potential growth in the Treasury market. Beta testing will begin by the end of this year of a ground-breaking initiative with the Chicago Mercantile Exchange (CME) to link the Reuters interbank FX liquidity pool with the CME eFX futures market, where hedge funds and other buy side participants play a major role. In China, Reuters has signed an agreement with the China Foreign Exchange Trade System (CFETS) to build an FX trading platform for multi-currency trading among its 300 member banks.

Research & Asset Management segment

Revenue from Research & Asset Management, 10% of revenue for the quarter, was £56 million, up 5% on an underlying basis compared to the same period last year. The 26% actual decline in revenues was driven by a combination of currency movements and the disposals earlier this year of TowerGroup, Yankee Group and ORT SAS Group, as part of the Fast Forward programme.

With the product line-up in this segment now substantially complete, Reuters is currently running a focused global sales campaign to grow revenues on the buy side. Early results are encouraging.

The Reuters Knowledge desktop continues to sell well, with 7,500 positions now installed. Customer feedback is positive, focusing on depth and quality of company fundamentals and estimates data, as well as ease of use. Reuters Knowledge is now also available as a fully integrated add-on to Reuters flagship Xtra family products, which creates new opportunities to sell to analysts and portfolio managers who need in-depth company information as well as real-time access to the market.

In the Reuters Wealth Manager family, the 20,000 Reuters Plus US retail equities positions secured at Citigroup at the end of June contributed to underlying revenue growth of 5% this quarter. In Europe, a new Reuters Wealth Manager product was launched at the beginning of September. Its key selling points are ease of use, lower total cost of ownership and a strong, integrated data set, including mutual fund screening capabilities from Reuters Lipper subsidiary. Two major European customers have already agreed to migrate over 2,500 positions to the new product – including 1,800 positions at Credit Suisse.

Enterprise segment

Enterprise revenue, 20% of total revenue for the quarter, was £115 million, a decline of 6% on an underlying basis (13% on an actual basis). This decline continues to be driven in part by large customers consolidating their use of Reuters datafeeds and market data systems into major centres, but is also linked to pro-active initiatives Reuters is undertaking. For example, smaller customers are being encouraged to reduce their total cost of ownership by migrating to newer, lighter-weight desktop-based Reuters offerings that do not require heavy enterprise infrastructure.

Newer business areas for Reuters within the Enterprise segment continued to perform well this quarter. Risk Management grew 20% compared to the same period last year, and Enterprise Information Products (EIP) grew by 81% on the same basis, albeit off a small base.

Media segment

Media revenue was £36 million, down 1% on an underlying basis (6% on an actual basis) compared to the same period last year. Reuters is in the process of restricting access to its news from other financial news websites in order to strengthen its competitive advantage in the financial markets, and as a pre-requisite to developing a consumer-based media business. As expected, this process has had a short term revenue impact in the agency business and is the key driver behind this quarter’s underlying recurring revenue decline.

Currency

The difference between average currency rates in the third quarters of 2003 and 2004 had the effect of reducing revenues by £39 million (6%), with the primary driver being US dollar weakness against Sterling.

Reuters prospects

Reuters expects the underlying decline in recurring revenue for 2004 to be close to 5.5%, implying a Q4 decline of around 3%. The recent trend of gradual improvement is expected to continue into 2005.

1a.     Reuters Revenue by Segment by Type – three months to 30 September 2004

	Three months to 30 September		% Change
	2004	2003	Actual	Underlying
	(£)m	(£)m
Recurring	264	297	(12%)	(6%)
Outright	1	1	(29%)	--
Usage	20	24	(15%)	(5%)

Sales & Trading	285	322	(12%)	(6%)

Recurring	54	76	(27%)	5%
Outright	1	1	10%	8%
Usage	1	--	--	--

Research & Asset Management	56	77	(26%)	5%

Recurring	99	111	(11%)	(3%)
Outright	16	21	(23%)	(21%)
Usage	--	--	(14%)	(7%)

Enterprise	115	132	(13%)	(6%)

Recurring	33	36	(11%)	(3%)
Usage	3	2	90%	52%

Media	36	38	(6%)	(1%)

Recurring	78	89	(12%)	(6%)

Recoveries	78	89	(12%)	(6%)

Recurring	528	609	(13%)	(4%)
Outright	18	23	(22%)	(16%)
Usage	24	26	(6%)	(1%)

Total Reuters Revenue	570	658	(13%)	(5%)

1b.     Reuters Revenue by Segment by Type – nine months to 30 September 2004

	Nine months to 30 September		% Change
	2004	2003	Actual	Underlying	Year to 31 Dec 2003
	(£)m	(£)m			(£)m
Recurring	814	911	(10%)	(6%)	1,200
Outright	2	4	(47%)	(27%)	7
Usage	65	70	(7%)	5%	93

Sales & Trading	881	985	(11%)	(5%)	1,300

Recurring	174	215	(19%)	--	288
Outright	2	1	60%	63%	2
Usage	2	--	--	--	--

Research & Asset Management	178	216	(18%)	--	290

Recurring	297	354	(16%)	(9%)	464
Outright	45	61	(26%)	(23%)	96
Usage	1	--	--	--	--

Enterprise	343	415	(18%)	(11%)	560

Recurring	97	108	(10%)	(4%)	143
Usage	9	7	34%	(3%)	10

Media	106	115	(8%)	(4%)	153

Recurring	239	276	(13%)	(9%)	361

Recoveries	239	276	(13%)	(9%)	361

Recurring	1,621	1,864	(13%)	(6%)	2,456
Outright	49	66	(26%)	(22%)	105
Usage	77	77	--	6%	103

Total Reuters Revenue	1,747	2,007	(13%)	(6%)	2,664

2.     Reuters Revenue by Segment by Product Family – three months to 30 September 2004

	Three months to 30 September		% Change
	2004	2003	Actual	Underlying
	(£)m	(£)m
Reuters Xtra	192	185	3%	10%
Reuters Trader	93	137	(32%)	(27%)

Sales & Trading	285	322	(12%)	(6%)

Reuters Xtra	15	16	1%	9%
Reuters Trader	3	4	(37%)	(32%)
Knowledge	13	31	(57%)	40%
Wealth Manager	25	26	(4%)	5%

Research & Asset Management	56	77	(26%)	5%

Enterprise	115	132	(13%)	(6%)

Media	36	38	(6%)	(1%)

	492	569	(14%)	(4%)

Recoveries	78	89	(12%)	(6%)

Total Reuters Revenue	570	658	(13%)	(5%)

3.     Reuters Revenue by Geography – three months to 30 September 2004

	Three months to 30 September		% Change
	2004	2003	Actual	Underlying
	(£)m	(£)m
Europe, Middle East, Africa	322	363	(11%)	(5%)
Americas	153	189	(19%)	(5%)
Asia	95	106	(10%)	(2%)

Total Reuters Revenue	570	658	(13%)	(5%)

4. Reuters quarterly Product Family statistics

	Three months ended			Underlying Percentage Change
	30 September 2004	30 June 2004	30 September 2003	Versus June 2004	Versus September 2003
Period end accesses (000s)
3000 Xtra	83	79	63	5%	31%
Dealing	18	18	17	--	2%
Other Xtra	2	2	1	7%	24%

Reuters Xtra	103	99	81	4%	25%

2000/3000	50	55	77	(8%)	(34%)
Other Trader	57	56	80	1%	(14%)

Reuters Trader	107	111	157	(3%)	(25%)

Knowledge & Wealth Manager	117	117	114	--	2%

Total period end accesses	327	327	352	--	(4%)

Access driven revenue ((£)m)
Reuters Xtra	183	181	174	1%	11%
Reuters Trader	87	99	132	(12%)	(30%)
Knowledge & Wealth Manager	20	19	20	3%	9%

Total access driven revenue	290	299	326	(3%)	(6%)

Other recurring revenue	238	238	283	1%	(2%)
Total recurring revenue	528	537	609	(1%)	(4%)

Average revenue per access ((£))
Reuters Xtra	606	627	727	(3%)	(11%)
Reuters Trader	264	287	269	(8%)	(5%)
Knowledge & Wealth Manager	56	59	60	(4%)	7%

Total average revenue per access	294	312	305	(5%)	(1%)

Accesses outside the Reuters Xtra, Reuters Trader, Knowledge or Wealth Manager Product Families are not included in the above analysis.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

o Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme
o unfavourable conditions in financial markets
o the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings
o difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new productso     the dependency of Reuters Group on third parties for the provision of certain network and other services
o any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks' ability to accommodate increased traffic
o the impact of significant competition in the financial information and trading communities
o changes in the regulatory or competitive environment
o adverse governmental action in countries where Reuters conducts reporting activities
o the ability of the Group to realise the benefits of acquisitions
o any changes in accounting policies that are required for the Group to comply with International Financial Reporting Standards (effective 1 January 2005).

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2003. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Contacts

Press - UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Johnny Weir
Tel: +44 (0) 20 7542 5211
Johnny.weir@reuters.com

Press - US
Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Notes

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. As of June 2004, Reuters has 14,700 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making us the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Reuters will be holding conference calls today at 09:30 BST and 15:00 BST / 10:00 EST. To participate, please register on-line at http://registration.intercall.com/go/reutersir.  An e-mail confirmation, containing the dial-in details, will be sent upon registration.

Photographs are available in the Media Library at www.about.reuters.com.

Ends

21 October 2004.

Reuters In Discussions With BT Over Long TermNetwork
Services Agreement And Sale Of Radianz

London – Reuters (RTR:LSE) is in exclusive discussions with BT to secure a long-term agreement for the provision of network services. This would involve the sale of Radianz, the financial extranet venture, to BT. Both the commercial arrangements and the sale are subject to due diligence, regulatory approvals and the negotiation of definitive agreements. These transactions are expected to complete during the first quarter of 2005. As a prerequisite to this agreement, Reuters has agreed to acquire Equant’s (EQU: Euronext Paris) 49% interest in Radianz for $110m in cash together with the release of future funding obligations. This will bring an end to the joint venture arrangements between Reuters and Equant that have created a high quality extranet for the financial services industry with a fast growing client base. The purchase of Equant’s shareholding is subject to regulatory approval and is expected to complete in the fourth quarter of 2004.

Business will continue as usual for all parties involved during this period.

Tom Glocer, CEO of Reuters, said: “This is a significant next step in the Fast Forward transformation program at Reuters. Radianz has established itself as a first class global financial extranet supplier for Reuters and thousands of other demanding customers in the financial services industry. As part of BT, Radianz would continue to be our preferred network communications supplier. By combining Radianz with BT, Reuters and our customers would benefit from a greater range of high quality networking options, providing increased flexibility and enabling cost efficiencies.”

Ben Verwaayen, CEO of BT said: “We are truly excited to have been chosen to work with Reuters to support its ongoing transformation programme. BT has unrivalled experience of helping global organisations take advantage of the digital networked economy and this is an important endorsement both of our technical excellence and of our ability to deliver complex projects on a large scale. The proposed acquisition of Radianz would significantly enhance our strong IT and Networking services offer to the financial services industry.”

Howard Edelstein, President and CEO of Radianz, said: “A change in ownership would be a positive and exciting development in Radianz’s evolution. With the support of our shareholders, we have developed a robust platform and established a well known and respected brand in the global financial services industry. Radianz welcomes this development, as the appeal of Radianz would further increase by becoming a part of BT, a company which also shares Radianz’s vision of an independent market infrastructure.” Reuters will continue to equity account for the 51% of Radianz that it already owns, but will treat the newly acquired 49% stake as an asset held for resale.

Ends

Contacts

For Reuters

Johnny Weir
Telephone: +44 (207) 542 5211
Mobile: +44 (0) 7990 565 211
Johnny.weir@reuters.com

For Radianz

Seetha Chinnappa (UK)
Telephone: +44 207 650 9504
Mobile: +44 (0)7990 567 236
seetha.chinnappa@radianz.com

Susan Sweeney (US)
Telephone : +1 212 415 4607
susan.sweeney@radianz.com

For BT

Peter Morgan
Telephone + 44 (207) 356 5369
Mobile +44 (0) 7710 359499
peter.g.morgan@bt.com

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 14,700 staff in 92 countries, including some 2,300 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion. Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

About Radianz

Radianz (www.radianz.com) is the leading provider of secure, reliable, and scalable connectivity to the global financial community. The Company’s shared market infrastructure is a neutral platform that provides turnkey access to a broad array of pre-trade, trade, and post-trade applications from leading content and service providers across the straight-through processing (STP) chain. In 2004, the readers of WATERS magazine named Radianz “Best Network Provider.” Radianz was founded by Reuters (LSE: RTR; NASDAQ: RTRSY) and Equant (NYSE: ENT) (Euronext Paris: EQU) in June 2000 and operates as an independent company.

Radianz and the lighthouse logo are trademarks of the Radianz group of companies worldwide.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular, Reuters ability to complete the transactions with Equant and BT and realize the anticipated benefits is subject to the risks that the conditions to such transactions will not be not satisfied and, in the case of the transactions with BT, that the parties agree to satisfactory price and other terms, and that BT’s acquisition and operation of Radianz results in the anticipated benefits and efficiencies to Reuters. There can be no assurance that Reuters will successfully sell all or any part of its stake in Radianz including the stake to be acquired from Equant, or that it will receive any particular price for it. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

26 October 2004

Reuters Subsidiary Lipper Announces Acquisition of Fitzrovia International plc

London — Lipper Ltd, a leading provider of mutual fund information and wholly-owned subsidiary of Reuters Group PLC (LSE: RTR), today announced that it has acquired Fitzrovia International plc, the research company specialising in Total Expense Ratio (TER) analysis for funds outside the US. The purchase price of privately held Fitzrovia was not disclosed.

Through the combined operations of the two businesses, Lipper will provide clients with a truly global fund expense and data service in its software, datafeed and consulting products.

Based in London, Fitzrovia produces a range of products and services focused on the structure and analysis of mutual fund fees and expenses covering major European and ‘Offshore’ markets. Over ten years, the company has also developed a parallel business in consulting and research, including benchmarking studies and competitive analysis services. The net assets of Fitzrovia as of August 31st 2004 amounted to £387,967.

Fees and expenses have become an increasingly important issue for fund companies, advisors and investors. Regulatory changes in the US have resulted in closer monitoring of fund charges, with obligatory reporting requirements introduced that include total fund cost details. In Europe, there is a growing trend for regulators and funds associations to require TERs in fund documentation.

Lipper plans to build on Fitzrovia’s existing operations, developing businesses from the combination of Lipper’s performance content with Fitzrovia’s expense data, as well as extending the fiduciary consulting and publishing products beyond the US market. Lipper’s US fiduciary business provides fund companies and fund boards with reports on fund fees, expenses and performance analysis.

Fitzrovia will retain its name and there will be little impact on its day to day business, as it will continue to operate as a standalone division.

“Fitzrovia is an excellent fit with Lipper’s existing business operations,” said Michael Peace, Chief Executive Officer of Lipper. “Fitzrovia’s core fee and expense data directly complements Lipper’s existing fiduciary business and is already integrated into our databases. This means Lipper can serve our respective client bases quickly with new analysis and insight.”

“Joining forces with another company is the obvious next step to take our research forwards,” said Adam Fox, Managing Director of Fitzrovia. “This is an opportunity we have been looking for, both for our clients and for the company.”

Lipper is a global leader in supplying mutual fund information, analytical tools, and commentary to fund companies, financial intermediaries and media. With 30 years of funds analysis experience, bolstered by the resources and knowledge of Reuters, the world’s largest financial information and news provider, Lipper provides unparalleled expertise and insight to the funds industry. Lipper’s products and services provide accurate, insightful, and timely mutual fund data and analysis.

ENDS

For further information, please call:

Clare Arber
+44 (0)20 7542 6256
European Media Manager, Lipper
clare.arber@reuters.com

Yvonne Diaz
+44 (0) 20 7542 2615 or +44 7990 560 615
Reuters PR Director
yvonne.diaz@reuters.com

Notes to Editors:

1.	Lipper already includes Fitzrovia TERs in its Hindsight fund performance database, as well as within its Lipper Leader rating service.

2.	The TER represents the drag on fund performance caused by all annual operating costs (including administration, trustee/custody, audit and legal fees), not just the basic annual management charge.

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

26 October 2004

INSTINET GROUP AND REUTERS GROUP THIRD QUARTER REVENUE STATEMENT

London – Instinet Group Incorporated (Instinet), the electronic brokerage in which Reuters Group has a 62% stake, published its financial results for the third quarter of 2004 today. These results are published in US dollars and under US GAAP. Reuters (excluding Instinet) announced its third quarter revenue on 19 October and is taking this opportunity to state Instinet’s third quarter revenue in sterling and under UK GAAP, as shown in the table below. Instinet’s third quarter revenue under UK GAAP has been added to Reuters third quarter revenue figure of £570 million to give third quarter revenue for Reuters Group.

o Under UK GAAP, Instinet’s third quarter revenue decreased 12% to £116 million from £132 million for the comparable period in 2003.
o Also under UK GAAP, Reuters Group revenue for the third quarter of 2004 declined 13% to £684 million from £789 million for the comparable period in 2003.

Instinet’s statement is below and the full press release, including financial tables, can be found in the earnings release section on Instinet Group’s Investor Relations site at www.instinetgroup.com.

Reuters Group

Revenue analysis – three months to 30 September 2004

	Three months to 30 September		% Change
	2004	2003
	£m	£m
Reuters	570	658	(13%)
Instinet	116	132	(12%)

	686	790	(13%)
Intra-Group Revenue	(2)	(1)

Group Revenue	684	789	(13%)

Reconciliation of Instinet Group revenue for the three months to 30 September 2004

The following is a reconciliation of the revenue for the three months to 30 September 2004 under US GAAP as released by Instinet today, to the numbers shown above under UK GAAP.

Three months to 30 September 2004
Revenue
£m
Per Instinet results - US GAAP (US$m)	261
Adjustments to UK GAAP
Soft dollar commission	(50)
Interest	(1)
Other/currency	1

Instinet revenue - UK GAAP (US$m)	211

Instinet revenue - UK GAAP (UK(£)m)	116

An exchange rate of US$1.81 has been used, being the average for the three months to 30 September 2004. For comparative purposes, the exchange rate used for the three months to 30 September 2003 was US$1.61.

Explanation of adjustments

The majority of the adjustment from US to UK GAAP relates to soft dollar activities, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet’s commission recapture services. Under US GAAP, Instinet reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP, these revenues and costs are not grossed up but are netted against each other.

Other revenue adjustments include net interest income, which is not reported as revenue under UK GAAP.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

o Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme

o Unfavourable conditions in financial markets

o The impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings

o Difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products

o The dependency of Reuters Group on third parties for the provision of certain network and other services

o Any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic

o The impact of significant competition in the financial information and trading communities

o Changes in the regulatory or competitive environment

o Adverse governmental action in countries where Reuters conducts reporting activities

o The ability of the Group to realise the benefits of acquisitions

o Any changes in accounting policies that are required for the Group to comply with International Financial Reporting Standards (effective 1 January 2005).

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2003. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Contacts

Press – UK

Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

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INSTINET STATEMENT

Investor Contact
Lisa Kampf
Instinet Group Incorporated
+1 212 231 5022
lisa.kampf@instinet.com

Media Contact
Stephen Austin
Instinet Group Incorporated
+1 212 231 5331
stephen.austin@instinet.com

INSTINET GROUP ANNOUNCES THIRD QUARTER 2004 RESULTS

NEW YORK, October 26, 2004 – Instinet Group Incorporated (Nasdaq: INGP) today announced net income of $7.7 million or $0.02 per share for the third quarter of 2004 compared to net income of $4.0 million or $0.01 per share for the third quarter of 2003 and $8.4 million or $0.03 per share for the second quarter of 2004. Excluding a $4.0 million investment gain, pro forma operating income for the third quarter of 2004 was $3.6 million, or $0.01 per share compared to a pro forma operating income of $2.8 million or $0.01 per share for the third quarter of 2003 and pro forma operating income of $8.4 million, or $0.03 per share for the second quarter of 2004. (1)

Edward J. Nicoll, Chief Executive Officer of Instinet Group, commented, “In the third quarter of 2004, we continued to face difficult market conditions, yet our business segments, Instinet and INET, remained well positioned to take advantage of recent trends in the equity markets. Instinet’s agency-only business is committed to delivering pure, low-cost solutions to help buy-side institutions meet their global trading needs while never capitalizing on the customer’s trading information.  INET assures customers the speed, certainty of execution and fairness only available from a fully electronic market.”

Financial Performance

Instinet Group

Revenues

Revenues
Total consolidated revenues for Instinet Group, net of interest, were $261 million for the third quarter of 2004, down 4% from the third quarter of 2003 and down 7% from the second quarter 2004.
Expenses
Total expenses for the third quarter of 2004 were $251 million, down 6% from the third quarter of 2003 and down 5% from the second quarter of 2004.
Cost of revenues was $151 million, 4% lower than the second quarter of 2004 primarily due to decreased transaction volumes.
Direct expenses were $103 million for the third quarter of 2004, down 9% from the second quarter of 2004.

o Compensation and benefits expense was $46 million in the third quarter of 2004 down 17% from the previous quarter primarily due to lower variable compensation, associated with lower profitability and lower revenues, and lower benefits expense. The prior quarter also included a non-recurring $4 million severance charge.

o Communications and equipment expense was $19 million, up 11% from the previous quarter, primarily due to higher client communication and market data expenses.

o Depreciation and amortization expense was $13 million, down 19% from the previous quarter which included a $2 million write off of fixed assets.

o Other expense was $5 million, up $2 million from the previous quarter, primarily due to higher legal-related expenses and sales and consumption based taxes.

At September 30, 2004, Instinet Group had net cash (cash and cash equivalents and securities owned less short-term borrowings) of approximately $818 million, up $43 million from $775 million at December 31, 2003. At September 30, 2004 total assets were approximately $1.7 billion and shareholders’ equity was approximately $1.0 billion. There were approximately 334 million shares of common stock outstanding. Instinet Group employed 1,081 persons on September 30, 2004, compared to 1,090 on June 30, 2004. Our headcount at September 30, 2004 included 893 employees from Instinet, 83 employees from INET and 105 employees from Instinet Group.

(1)	The comparative quarters include other items, see table titled “Reconciliation of Pro Forma Operating Results for 3Q04".

Business Segments (2)

Instinet, The Unconflicted Institutional Broker

o Instinet reported net income before income taxes of $1 million for the third quarter of 2004, compared to a net loss of $3 million in the second quarter of 2004.

o Total revenues, net of interest, were $161 million, 7% lower than the second quarter of 2004, primarily due to lower U.S. and non-U.S. equity market volumes.

o Instinet’s customers traded an average of 95 million U.S. shares a day in the third quarter of 2004, down 7% from 102 million shares a day during the second quarter of 2004. Average daily consideration in non-U.S. equities for the third quarter of 2004 was $678 million, a 24% decrease from the second quarter of 2004.

o Cost of revenues as a percentage of total transaction fees was 47% in both the third and second quarters of 2004.

o Gross margin of $87 million for the third quarter of 2004, was $6 million, or 6%, lower than the second quarter of 2004.

o Direct expenses of $86 million for the third quarter of 2004 were down $10 million, or 10% from the second quarter of 2004.

    (2)        See also table titled “Statements of Operations – Segments” on our website at www.investor.instinetgroup.com under the headings “Investor Relations”.

INET, The Electronic Marketplace

o INET reported net income before income taxes of $5 million for the third quarter of 2004, down $6 million, or 54% from the second quarter of 2004.

o Total revenues, net of interest, were $104 million, 6% lower than the previous quarter primarily due to lower U.S. market volumes and market data revenue in the third quarter of 2004 compared to the previous quarter.

o INET reported NASDAQ-listed average matched equity share volume of 401 million shares per day in the third quarter of 2004, down 7% from the previous quarter. INET’s share of the total market in NASDAQ-listed equity trading was 26.0% in the third quarter of 2004, up from 25.0% in the previous quarter.

o INET reported U.S. exchange-listed average matched equity share volume of 72 million shares per day in the third quarter of 2004, up 1% from the previous quarter. INET’s share of the total market in U.S. listed equity trading was 3.9% in the third quarter of 2004, up from 3.4% in the previous quarter.

o Cost of revenues as a percentage of total transaction fees was 79% in the third quarter of 2004 compared to 74% in the second quarter of 2004. Gross margin was $23 million for the third quarter of 2004, 23% lower than the previous quarter.

o Direct expenses of $18 million for the third quarter of 2004 were down $1 million or 4% from the second quarter of 2004.

Webcast

Instinet Group will webcast a conference call to discuss its third quarter results at 11:00 a.m. New York time on October 26th at http://www.investor.instinetgroup.com. A replay will be available at the same address following the call.

About Instinet Group

Instinet Group, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions and execution services for more than 30 years. We operate our two major businesses through Instinet, LLC, The Unconflicted Institutional Broker, and INET ATS, Inc., The Electronic Marketplace.

o Instinet, The Unconflicted Institutional Broker, gives its customers the opportunity to use its sales-trading expertise and advanced technology tools to interact with global securities markets, improve trading performance and lower overall transaction costs. Through Instinet’s electronic platforms, customers can access other U.S. trading venues, including NASDAQ and the NYSE, and almost 30 securities markets throughout the world. Instinet acts solely as an agent for its customers, including institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds. Lynch, Jones & Ryan, Instinet Group’s commission recapture subsidiary, and Instinet Clearing Services, Inc., Instinet Group’s clearing broker, are also a part of Instinet.

o INET, The Electronic Marketplace, represents the consolidation of the order flow of the former Instinet ECN and former Island ECN, providing its U.S. broker-dealer customers one of the largest liquidity pools in NASDAQ-listed securities.

_________________

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

        ©2004 Instinet Group Incorporated and its affiliated companies. All rights reserved. INSTINET and INET are service marks in the United States. Instinet Group Incorporated is part of the Reuters family of companies. Instinet, LLC (branded Instinet, The Unconflicted Institutional Broker), member NASD/SIPC; Inet ATS, Inc. (branded INET), member NASD/NSX/SIPC; Lynch, Jones & Ryan, Inc., member NASD/SIPC; and Instinet Clearing Services, Inc., member NASD/SIPC, are subsidiaries of Instinet Group Incorporated.

         This news release may be deemed to include forward-looking statements relating to Instinet Group. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet Group’s Annual Report on Form 10-K for the fiscal year ended December 31,2003, and other documents filed with the SEC and available on the Company’s website at www.investor.instinetgroup.com.

Ends